UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Act of 1934

Date of Report (Date of earliest event reported): May 14, 2020

Synthesis Energy Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-33522	20-2110031
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Riverway, Suite 1700
Houston, Texas (Address of principal executive offices)	77056 (Zip Code)

(713) 579-0600
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CRF 240.133-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	SES	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 14, 2020, Synthesis Energy Systems, Inc. (the “Company”) received written notice from the The Nasdaq Hearings Panel (the “Panel”) that the panel had determined to suspend trading in the Company’s common stock at the opening of business on May 18, 2020, and file a Form 25-NSE with the United States Securities and Exchange Commission (the “SEC”) to commence proceedings to delist the Company’s common stock from The Nasdaq Capital Market (the “Nasdaq Capital Market”). The Nasdaq Hearings Panel reached its decision to delist the Company’s common stock from the Nasdaq Capital Market pursuant to Listing Rule 5550(b)(1) (the “Listing Rule”) because the Company failed to meet certain milestones previously set by the Nasdaq Staff, including failing to complete the proposed merger with Australian Future Energy Pty Ltd by May 11, 2020.

The Company has submitted an application for its common stock to be traded on the Over-the-Counter OTCQB Venture Market tier (the “OTCQB”) and, pending the completion of the application process and its acceptance by the OTC Markets Group, the Company intends for its common stock to trade on the OTC Markets Pink Markets in the interim. The Company does not expect such potential transition to the OTCQB to have an immediate effect on the Company’s business operations. Following such potential transition to the OTCQB, the Company expects to remain a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and generally to continue to file periodic and other reports with the SEC.

The delisting of the Company’s common stock from the Nasdaq Capital Market could negatively impact the Company in several ways, including without limitation, by (i) reducing the liquidity and market price of the Company’s common stock; (ii) reducing the number of investors willing to hold or acquire the Company’s common stock, which could negatively impact the Company’s ability to raise equity financing; (iii) impairing the Company’s ability to provide equity incentives to its employees; (iv) reducing trading levels if the Company’s common stock falls within the definition of a “penny stock,” which would cause brokers trading the Company’s common stock to adhere to more stringent rules; (v) causing analysts to limit or stop coverage of the Company’s common stock; and (vi) limiting availability of market quotations for the Company’s common stock.

In addition, if the Company’s common stock has not been listed on another qualifying exchange (for which the OTCQB does not qualify), within five trading days following the delisting of our common stock from the Nasdaq Capital Market, such event would constitute a default under the terms the Company’s 11% Senior Secured Convertible Debentures due, subject to the terms therein, on October 24, 2022. In such event, the Company could be required, at the option of such holders, to repurchase all or a portion of their debentures. A requirement by such holders for us to repurchase some or all of such debentures for cash will have a material adverse effect on our business, financial condition and results of operations, including if we do not have sufficient funds or are otherwise unable to comply with such requirement in accordance with the terms of the debentures.

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about future operations and the anticipated timing for closing the proposed merger. Forward-looking statements are based on current expectations and assumptions and analyses made by the Company and AFE in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform with expectations is subject to a number of risks and uncertainties, including but not limited to the possibility that the companies may be unable to obtain stockholder approval or satisfy the other conditions to closing. The Company’s annual report on Form 10-K for the year ended June 30, 2019, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect its business, results of operations, and financial condition. The Company and AFE undertake no obligation to revise or update publicly any forward-looking statements, except as required by law.

Additional Information about the Transaction

In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of the Company relating to the Common Stock to be issued pursuant to the Merger. The proxy statement/prospectus includes important information about both the Company and AFE. The Company also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AFE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by the Company can be obtained free of charge from the Company’s website at www.synthesisenergysystems.com.

Participants in Solicitation

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its annual report on Form 10-K for the year ended June 30, 2019, which was filed with the SEC on January 13, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Synthesis Energy Systems, Inc.

Dated: May 15, 2020	/s/ Robert Rigdon
Robert Rigdon
President and Chief Executive Officer